UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41576

ECARX Holdings Inc.
(Translation of registrant’s name into English)

Second Floor North
International House
1 St. Katharine’s Way
London E1W 1UN
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On December 4, 2025, ECARX Holdings Inc. (the “Company”) and ECARX (Hubei) Tech Co., Ltd. (“ECARX (Hubei)”), a wholly-owned subsidiary of the Company, entered into a Convertible Loan Agreement (the “Agreement”) with DREAMSMART TECHNOLOGY PTE. LTD. (“DreamSmart Singapore”) and Hubei DreamSmart Group Co., Ltd. (“DreamSmart Hubei”), a wholly-owned subsidiary of DreamSmart Singapore. Under the Agreement, ECARX (Hubei) agrees to provide a loan in the principal amount of RMB300 million to DreamSmart Hubei (the “Convertible Loan”) and obtains the right, exercisable through the Company, to convert (the “Conversion”) all or part of the principal amount of the Convertible Loan and accrued but unpaid interest thereon into shares of DreamSmart Singapore.

The Convertible Loan has a term of 36 months and bears interest at an annual interest rate equal to the average of the five-year Loan Prime Rate and the one-year Loan Prime Rate published by the National Interbank Funding Center on the date of the disbursement of the Convertible Loan, plus 45 basis points (one basis point being 0.01%). The interest rate will be adjusted annually with the new rate taking effect from the day following each anniversary of the first interest date. DreamSmart Hubei is required to use the proceeds from the Convertible Loan only for the daily business operations of itself and of its affiliated group companies. Conversion will be made as per the following (i) if DreamSmart Singapore consummates any equity financing prior to such conversion (each a “Financing”), the conversion price per share will be equal to the per share price underlying the first round of Financing immediately following the disbursement of the Convertible Loan and the loan will be converted into the same class of shares of DreamSmart Singapore issued in such Financing; or (ii) if no Financing has been consummated prior to such conversion, parties will negotiate and agree on the conversion price per share and the class of shares into which the loan will be converted. Upon (i) the breach of any term of the Agreement, (ii) the engagement in criminal activities, (iii) a change of control or (iv) a material adverse effect by or involving DreamSmart Hubei or DreamSmart Singapore, amongst others, ECARX (Hubei) will have the right to accelerate the Convertible Loan. Any due but unpaid amount under the Convertible Loan is subject to a late payment fee at a rate of 0.02% (2 basis points) per day. Closing of the Convertible Loan is subject to customary conditions and is expected to take place in the near future.

A copy of the Agreement is included in this current report on Form 6-K as Exhibit 10.1, and the foregoing description of the Agreement is qualified in its entirety by reference thereto.

This current report on Form 6-K is incorporated by reference into the post-effective amendment No. 2 to the registration statement on Form F-1 on Form F-3 (File No. 333-271861) and registration statement on Form F-3 (File No. 333-288811) and shall be a part of such registration statements from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Convertible Loan Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECARX Holdings Inc.

By		/s/ Jing (Phil) Zhou
Name	:	Jing (Phil) Zhou
Title	:	Chief Financial Officer

Date: December 4, 2025